UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Under the Securities Exchange Act of 1934

REALSOURCE RESIDENTIAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

91678P203

(CUSIP Number)

Piers Cooper

11753 Willard Avenue

Tustin, CA 92782

Telephone: (714) 352-5315

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Piers Cooper
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 4,674,330 shares(1)
	8	shared voting power 0 shares
	9	sole dispositive power 4,674,330 shares(1)
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 4,674,330 shares(1)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 28.80%
14	type of reporting person* IN

(1) Includes 4,674,330 shares of Series A Preferred Stock, par value $0.001 per share, that are convertible into 4,674,330 shares of Common Stock on the business day immediately following effectiveness of an amendment to the Issuer’s articles of incorporation to increase the number of shares of Common Stock that the Issuer is authorized to issue to 100,000,000 shares.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of RealSource Residential, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D Statement is hereby filed by Piers Cooper. Mr. Cooper’s principal address is 452 Lakeview Way, Emerald Hills, CA 94062. Mr. Cooper is the President and a director of the Issuer. Mr. Cooper is a citizen of the United States.

During the last five years, Mr. Cooper (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 12, 2018, Mr. Cooper acquired 4,674,330 shares of Series A Preferred Stock, $0.001 par value per share (the “Shares”), pursuant to the Preferred Purchase Agreement (as defined below) for an aggregate price of $4,674.33 that are convertible into 4,674,330 shares of Common Stock. The funds used to purchase the Shares were from Mr. Cooper’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

On September 12, 2018, the Issuer entered into a Series A Preferred Stock Purchase Agreement dated as of September 12, 2018 (the “Preferred Purchase Agreement”) with Mr. Cooper, M1 Advisors LLC (an entity controlled by Michael Campbell, the Chief Executive Officer and a director of the Issuer), and the other investors who were signatories thereto (collectively, the Purchasers”). Pursuant to the Preferred Purchase Agreement, the Purchasers purchased from the Company an aggregate of 15,600,544 shares of Series A Preferred Stock for an aggregate purchase price of $15,600.54, or $0.001 per share. Of the shares purchased, 4,674,330 shares were purchased by Mr. Cooper. Each share of Series A Preferred Stock is automatically convertible into one share of Common Stock, subject to certain conditions.

Immediately following the issuance of the shares of Series A Preferred Stock pursuant to the Preferred Purchase Agreement, an aggregate of 15,600,544 shares of Series A Preferred Stock and 628,817 shares of Common Stock was issued and outstanding. At such time, the shares of Series A Preferred Stock owned by Mr. Cooper represented approximately 28.80% of the issued and outstanding shares of capital stock of the Issuer on a fully-diluted basis. Mr. Cooper acquired the Shares for investment purposes. At the time of the purchase, the Issuer was, and on the date hereof the Issuer is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. It is the intention of Mr. Cooper to work with Mr. Campbell to develop the proposed business of the Issuer, which is to acquire proprietary cannabis processing methodologies or product formulations and to develop, test, produce and sell unique pharma-grade Tetrahydrocannabinol (THC) and Cannabidiol (CBD) powders and liquids formulated for food and beverage companies and retail products for consumers in cannabis-legal states. In order to fund such proposed business plan, the Issuer intends to raise funds from equity investors by issuing Common Stock, preferred stock and/or convertible debt securities.

Except to the extent provided in this Schedule 13D, Mr. Cooper does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Cooper may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on September 12, 2018, the Issuer had 15,600,544 shares of Series A Preferred Stock issued and outstanding and 628,817 shares of Common Stock issued and outstanding. Mr. Cooper has sole power to vote and direct the disposition of 4,674,330 shares of Series A Preferred Stock, which are convertible into 4,674,330 shares of Common Stock, and which constitute approximately 28.80% of the outstanding Common Stock of the Issuer on a fully-diluted basis. Mr. Cooper has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of Mr. Cooper, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooper and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Series A Preferred Stock Purchase Agreement, dated September 12, 2018, by and among the Issuer, Piers Cooper and other purchasers, incorporated by reference to Exhibit 10.1 of the Form 8-K of the Issuer dated September 12, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 24, 2018

/s/ Piers Cooper
Piers Cooper